FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation	0000888874
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, January 31, 2005, Series 2005-AP1	333-48481
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)




05003501



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 2/1/05

NOMURA ASSET ACCEPTANCE CORPORATION



By: ______________________

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca
Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2005-AP1

$132 Million (± 10%)
(Approximate)

Computational Materials
January 31, 2005

NOMURA

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Information Statement:

The attached tables, together with the summary information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("NSI") and not by Nomura Asset Acceptance Corp. (together with any of its other affiliates, "NAAC"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AP1 (the "Securities"). Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of mortgage loans (the "Statistical Pool") expected to be included in the trust along with other mortgage loans on the Closing Date. In addition, certain mortgage loans contained in the Statistical Pool may be deleted from the pool of mortgage loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the mortgage loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the mortgage loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The final prospectus and prospectus supplement (collectively, the "Final Offering Documents") discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Structural Summary

Class	Approximate Certificate [1] Principal Balance	Anticipated Rating S&P/Moody's	Coupon Type	Daycount	WAL [2]	Principal [2] Window	Legal Final Maturity
I-A-1	$ 121,247,000.00	AAA/Aaa	WAC PT	30/360	2.80	03/05 -12/12	1/2035
I-B-1	$ 4,758,000.00	AA/Aa3	WAC PT	30/360	7.18	03/05 -12/12	1/2035
I-B-2	$ 2,180,000.00	A/A3	WAC PT	30/360	7.18	03/05 -12/12	1/2035
I-B-3	$ 1,189,000.00	BBB/Baa3	WAC PT	30/360	7.18	03/05 -12/12	1/2035
I-B-4	$ 1,189,000.00	BB	WAC PT	30/360	7.18	03/05 - 12/12	1/2035
I-B-5	$ 925,000.00	B	WAC PT	30/360	7.18	03/05 - 12/12	1/2035
I-B-6	$ 661,605.34	NR	WAC PT	30/360	7.18	03/05 - 12/12	1/2035
Total	$ 132,149,605.34						

NOTE: The Class I-A-1, Class I-B-4, Class I-B-5 and the Class I-B-6 are not being offered hereby. Any information with regard to such classes is only provided to enhance the understanding of the Offered Certificates.

(1) The Principal Balance of each Class of Certificates is subject to a 10% variance.
(2) Assuming payment based on 100% "PPC" (as defined herein) to Optional Redemption (as defined herein).

- The collateral pool consists of one- to four-family fixed-rate residential mortgage loans secured by first liens which loans are divided into two groups, Group 1 and Group 2. Since the Offered Certificates are backed only by the Group 1 mortgage loans and are not cross collateralized with the Group 2 mortgage loans, only the Group 1 mortgage loans (the "Mortgage Loans") are described herein. The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $132,149,605 (the "Cut-off Date Balance").
- The "Offered Certificates" consist of the Class I-B-1, Class I-B-2 and Class I-B-3 Certificates.
- Credit support for the transaction is a senior/subordinated shifting interest structure which provides for 100% of the prepayments collected on the Mortgage Loans during the first five years following the Closing Date to be distributed to the Class I-A-1 Certificates (the "Senior Certificates"), unless such class has been paid in full prior to the end of such five year period. After such five-year period, a certain percentage of such prepayments shall be paid to the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4, Class I-B-5 and Class I-B-6 Certificates (collectively, the "Subordinate Certificates").
- The model used in these Computational Materials, referred to as the prospectus prepayment curve ("PPC"), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A [100%] PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 10% in the first month of the life of such pool, such rate increasing by approximately [1.36% CPR] (15%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at [25]% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corp. ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicers:	Initially, GMAC Mortgage Corporation ("GMACM"), M&T Mortgage Corporation ("M&T") and Greenpoint Mortgage Funding, Inc. NAAC will retain the right to appoint a successor servicer to GMACM meeting parameters more fully described in the Final Offering Documents.
Special Servicer:	NAAC and/or its assignee will reserve the right to appoint a special servicer with respect to the Mortgage Loans serviced by GMACM.
Originators/Sellers:	The Mortgage Loans were primarily acquired from First National Bank of Nevada ("FNBN") (approximately 51.36%) and HomeStar Mortgage Services, LLC (approximately 12.36%), with the remainder (approximately 36.28%) acquired from other originators. None of such other originators constitutes, individually, more than approximately 6.25% of the pool by unpaid principal balance.
Trustee:	Wells Fargo Bank, N.A.
Custodian:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The Murrayhill Company
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Cut-off Date:	February 1, 2005
Statistical Cut-off Date:	January 1, 2005
Closing Date:	On or about February 28, 2005
Due Period:	With respect to Mortgage Loans other than those serviced by M&T and any Distribution Date, the period commencing on the second day of the month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs. With respect to Mortgage Loans serviced by M&T and any Distribution Date, the period commencing on the first day of the month preceding the month of such Distribution Date and ending on the last day of the month preceding the month of such Distribution Date.
First Distribution Date:	March 25, 2005
Distribution Date:	The 25th day of each month or the next business day.
Prepayment Period:	With respect to Mortgage Loans other than those serviced by M&T and any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. With respect to Mortgage Loans serviced by M&T and any Distribution Date, (1) with respect to any principal prepayment in full, the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs and (2) with respect to any principal prepayment in part, the period commencing on the first day of the month preceding the month of such Distribution Date and ending on the last day

	of the month preceding the month of such Distribution Date.
Optional Redemption Date:	If the total outstanding principal balance of all the Mortgage Loans on any Distribution Date is less than or equal to 10% of the Cut-off Date Balance, the holder of a class of non-offered certificates as specified in the Final Offering Documents (as long as it is not an affiliate of the Seller) may purchase the Mortgage Loans remaining in the trust, but is not required to do so.
SMMEA Eligibility:	The Class I-B-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
ERISA:	All of the Offered Certificates are expected to be ERISA eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.
Interest Accrual Period	On each Distribution Date, interest on the Offered Certificates will accrue during the calendar month preceding such Distribution Date. Interest will be calculated on a 30/360 basis for all classes of Offered Certificates.
Fee Rates	Means the fee rate payable to each Servicer, the fee payable to the Trustee, the fee payable to the Credit Risk Manager and, where applicable, the premium payable in connection with any lender paid primary mortgage insurance which aggregate to a per annum rate of approximately a weighted average of [0.316]%, payable monthly.
Compensating Interest	With respect to Mortgage Loans serviced by GMACM, the certificateholders will receive prepayment interest shortfalls in full up to half of the aggregate Servicing Fee payable to GMACM during the related Prepayment Period. With respect to Mortgage Loans other than those serviced by GMACM, the certificateholders will receive prepayment interest shortfalls in full up to the aggregate Servicing Fee payable to the related Servicer during the related Prepayment Period.
Realized Losses	Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.
Monthly Servicer Advances	Each Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans serviced by such Servicer, but only to the extent such amounts are deemed recoverable.

Credit Enhancement

Credit support for the transaction is provided through a senior/subordinated, shifting interest structure. The Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4, Class I-B-5 and Class I-B-6 Certificates will be subordinate in right to receive payments and, therefore, provide credit protection to the Senior Certificates. In addition, for at least the first five years after the Closing Date, all principal prepayments will be used to pay down the Senior Certificates, increasing the relative proportion of Subordinate Certificates and thereby increasing the credit support available to the Senior Certificates.

Allocation of Losses

Prior to the Cross-Over Date (and on the Cross-Over Date under certain circumstances), the principal portion of any Realized Loss will be allocated among the outstanding classes of Subordinate Certificates, in inverse order of priority, until the certificate principal balance of each such class has been reduced to zero. Commencing on the Cross-Over Date, the principal portion of any Realized Loss will be allocated to the Senior Certificates.

Available Distribution Amount

For any Distribution Date, an amount equal to the amount available in the certificate account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts payable or reimbursable to the Trustee, the Servicers and the Credit Risk Manager and where applicable any lender primary mortgage insurance.

Cross-Over Date

The Distribution Date on which the certificate principal balances of the Subordinate Certificates have been reduced to zero.

Accrued Certificate Interest

For any certificate for any Distribution Date, means an amount equal to the interest accrued during the related Interest Accrual Period at the applicable Pass-Through Rate on the certificate principal balance of such certificate immediately prior to such Distribution Date less (i) in the case of the Senior Certificates, such certificate's share of any net interest shortfall from the Mortgage Loans and, after the Cross-Over Date, the interest portion of any Realized Losses on the Mortgage Loans and (ii) in the case of a Subordinate Certificate, such certificate's share of any net interest shortfall and the interest portion of any Realized Losses on the Mortgage Loans. Such net interest shortfalls will be allocated among the certificates in proportion to the amount of Accrued Certificate Interest that would have been allocated thereto in the absence of such shortfalls. The interest portion of Realized Losses for the Mortgage Loans will be allocated sequentially, in the following order, to the Class I-B-6, Class I-B-5, Class I-B-4, Class I-B-3, Class I-B-2, Class I-B-1, and following the Cross-Over Date, to the Senior Certificates. Accrued Certificate Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. No Accrued Certificate Interest will be payable with respect to any class of certificates after the Distribution Date on which the outstanding certificate principal balance of such certificate has been reduced to zero.

Senior Optimal Principal Amount

With respect to each Distribution Date, means an amount equal to the sum of the following (but in no event greater than the aggregate certificate principal balance of the Senior Certificates, immediately prior to such Distribution Date): (i) the Senior Percentage of all scheduled principal received or advanced on the Mortgage Loans during the related Due Period and (ii) the Senior Prepayment Percentage of all unscheduled collections of principal received on the Mortgage

Loans during the related Prepayment Period.

Senior Percentage

The Senior Percentage for the Senior Certificates on any Distribution Date will equal the lesser of (i) 100% and (ii) the percentage obtained by dividing the aggregate certificate principal balance of the Senior Certificates immediately preceding such Distribution Date by the aggregate stated principal balance of the Mortgage Loans as of the beginning of the related Due Period. The initial Senior Percentage for the Mortgage Loans will be equal to approximately [91.75]%.

Senior Prepayment Percentage

The Senior Prepayment Percentage for the Senior Certificates on any Distribution Date occurring during the periods set forth below will be as follows:

March 25, 2005 – February 25, 2010	100%
March 25, 2010 – February 25, 2011	Senior Percentage for the Senior Certificates plus 70% of the related Subordinate Percentage
March 25, 2011 – February 25, 2012	Senior Percentage for the Senior Certificates plus 60% of the related Subordinate Percentage
March 25, 2012 – February 25, 2013	Senior Percentage for the Senior Certificates plus 40% of the related Subordinate Percentage
March 25, 2013 – February 25, 2014	Senior Percentage for the Senior Certificates plus 20% of the related Subordinate Percentage
March 25, 2014 and thereafter	Senior Percentage for the Senior Certificates

Notwithstanding the foregoing, however, no reduction of the Senior Prepayment Percentage shall occur on any Distribution Date unless, as of the last day of the month preceding such Distribution Date, (A) the aggregate stated principal balance of the Mortgage Loans delinquent 60 days or more (including for this purpose any such Mortgage Loans in foreclosure and Mortgage Loans with respect to which the related mortgaged property has been acquired by the trust), as a percentage of the sum of the aggregate certificate principal balance of the Surbordinate Certificates does not exceed [50%]; and (B) cumulative Realized Losses on the Mortgage Loans do not exceed (a) [30]% of the aggregate certificate principal balances of the Subordinate Certificates as of the Cut-off Date (the "Original Subordinate Principal Balance") if such Distribution Date occurs between and including March 2010 and February 2010, (b) [35]% of the Original Subordinate Principal Balance if such Distribution Date occurs between and including March 2011 and February 2012, (c) [40]% of the Original Subordinate Principal Balance if such distribution date occurs between and including March 2012 and February 2013, (d) [45]% of the Original Subordinate Principal Balance if such Distribution Date occurs between and including March 2013 and February 2014, and (e) [50]% of the Original Subordinate Principal Balance if such Distribution Date occurs during or after March 2014.

Subordinate Optimal Principal Amount

With respect to each Distribution Date, means an amount equal to the sum of the following (but in no event greater than the aggregate certificate principal balance of the Subordinate Certificates immediately prior to such Distribution Date): (i) the Subordinate Percentage of all scheduled principal received or advanced on the Mortgage Loans during the related Due Period, (ii) the Subordinate

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Prepayment Percentage of all unscheduled collections of principal received on the Mortgage Loans during the related Prepayment Period and (iii) on the Distribution Date on which the certificate principal balance of the Senior Certificates has been reduced to zero, 100% of any remaining Senior Optimal Principal Amount.

Subordinate Percentage	The Subordinate Percentage on any Distribution Date, means 100% minus the Senior Percentage on such Distribution Date. The initial Subordinate Percentage will be equal to approximately [8.25%].
Subordinate Prepayment Percentage	The Subordinate Prepayment Percentage on any Distribution Date will equal 100% minus the Senior Prepayment Percentage on such Distribution Date, except that on any Distribution Date after the Certificate Principal Balance of the Senior Certificates has been reduced to zero, the Subordinate Prepayment Percentage for the Subordinated Certificates will equal 100%.
Allocable Share	The Allocable Share with respect to any class of Subordinate Certificates on any Distribution Date will generally equal such class's pro rata share (based on the certificate principal balance of each class entitled thereto) of the sum of each of the components of the definition of Subordinate Optimal Principal Amount; provided, that, except as described below under "Class Prepayment Distribution Trigger", no class of Subordinate Certificates (other than the class of Subordinate Certificates outstanding with the lowest payment priority) shall be entitled on any Distribution Date to receive distributions pursuant to clause (ii) of the definition of Subordinate Optimal Principal Amount unless the Class Prepayment Distribution Trigger for the related class is satisfied for such Distribution Date.
Class Prepayment Distribution Trigger	The Class Prepayment Distribution Trigger for a class of Subordinate Certificates for any Distribution Date is satisfied if the fraction (expressed as a percentage), the numerator of which is the aggregate certificate principal balance of such class and each class subordinated thereto, if any, and the denominator of which is the stated principal balances of all of the Mortgage Loans as of the related due date, equals or exceeds such percentage calculated as of the closing date. If on any Distribution Date the certificate principal balance of any class of Subordinated Certificates for which the related Class Prepayment Distribution Trigger was satisfied on such Distribution Date is reduced to zero, any amounts distributable to such class pursuant to clause (ii) of the definition of Subordinate Optimal Principal Amount, to the extent of such class's remaining Allocable Share, shall be distributed to the remaining classes of Subordinate Certificates in reduction of their respective certificate principal balances, sequentially, in the following order, to the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4, Class I-B-5 and Class I-B-6 Certificates. If the Class Prepayment Distribution Trigger is not satisfied for any class of Subordinate Certificates on any Distribution Date, this may have the effect of accelerating the amortization of more senior classes of Subordinate Certificates.

Payment Priority

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To the Class I-A-1 Certificates, the Accrued Certificate Interest for such Distribution Date.
2. To the Class I-A-1 Certificates, any Accrued Certificate Interest thereon remaining undistributed from previous Distribution Dates, to the extent of the remaining Available Distribution Amount.
3. To the Class I-A-1 Certificates, in reduction of the certificate principal balances thereof, the Senior Optimal Principal Amount for such Distribution Date, to the extent of the remaining Available Distribution Amount, until the certificate principal balance of such class has been reduced to zero.
4. Except as provided in clause 5 below, on each Distribution Date on or prior to the Cross-Over Date, an amount equal to the sum of the remaining Available Distribution Amount after the distributions in clauses 1, 2 and 3 above will be distributed sequentially, in the following order, to the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4, Class I-B-5 and Class I-B-6, in each case up to an amount equal to and in the following order: (a) the Accrued Certificate Interest thereon for such Distribution Date, (b) any Accrued Certificate Interest thereon remaining undistributed from previous Distribution Dates and (c) such class's Allocable Share, if any, for such Distribution Date, in each case, to the extent of remaining Available Distribution Amount.
5. If on any Distribution Date on which the aggregate certificate principal balance of Senior Certificates would be greater than the aggregate stated principal balance of the Mortgage Loans and any Subordinate Certificates are still outstanding in each case after giving effect to distributions to be made on such Distribution Date, (i) 100% of amounts otherwise allocable to the Subordinate Certificates in respect of principal will be distributed to the Senior Certificates in reduction of the certificate principal balance thereof, until the aggregate certificate principal balance of the Senior Certificates is an amount equal to the aggregate stated principal balance of the Mortgage Loans, and (ii) the Accrued Certificate Interest otherwise allocable to the Subordinate Certificates on such Distribution Date will be reduced, if necessary, and distributed to the Senior Certificates in an amount equal to the Accrued Certificate Interest for such Distribution Date on the excess of (x) the aggregate certificate principal balance of the Senior Certificates over (y) the aggregate stated principal balance of the Mortgage Loans. Any such reduction in the Accrued Certificate Interest on the Subordinate Certificates will be allocated first to the certificates having the lowest payment priority, in this case commencing with the Class I-B-6 Certificates.

Yield Tables to Call

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
I-B1								
Price								
105-07+	Yield	6.157	6.048	5.938	5.801	5.637	5.437	4.957
	WAL	14.32	10.87	8.80	7.18	5.90	4.87	3.43
	Mod Durn	8.70	7.43	6.47	5.57	4.78	4.07	3.01
	Principal Window	Mar05 - Feb28	Mar05 - Apr20	Mar05 - Sep15	Mar05 - Dec12	Mar05 - Apr11	Mar05 - Feb10	Mar05 - Aug08
	Principal # Months	276	182	127	94	74	60	42
I-B2								
Price								
104-02	Yield	6.285	6.199	6.111	6.002	5.871	5.711	5.328
	WAL	14.32	10.87	8.80	7.18	5.90	4.87	3.43
	Mod Durn	8.65	7.40	6.44	5.55	4.76	4.06	3.00
	Principal Window	Mar05 - Feb28	Mar05 - Apr20	Mar05 - Sep15	Mar05 - Dec12	Mar05 - Apr11	Mar05 - Feb10	Mar05 - Aug08
	Principal # Months	276	182	127	94	74	60	42
I-B3								
Price								
101-16	Yield	6.574	6.536	6.498	6.450	6.393	6.324	6.158
	WAL	14.32	10.87	8.80	7.18	5.90	4.87	3.43
	Mod Durn	8.54	7.32	6.39	5.52	4.73	4.04	2.98
	Principal Window	Mar05 - Feb28	Mar05 - Apr20	Mar05 - Sep15	Mar05 - Dec12	Mar05 - Apr11	Mar05 - Feb10	Mar05 - Aug08
	Principal # Months	276	182	127	94	74	60	42

Yield Tables to Maturity

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
I-B1								
Price								
105-07+	Yield	6.164	6.083	6.018	5.966	5.919	5.800	5.474
	WAL	14.80	12.03	10.42	9.40	8.65	7.25	5.08
	Mod Durn	8.80	7.80	7.15	6.69	6.33	5.57	4.19
	Principal Window	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34
	Principal # Months	358	358	358	358	358	358	358
I-B2								
Price								
104-02	Yield	6.291	6.226	6.174	6.133	6.096	6.001	5.740
	WAL	14.80	12.03	10.42	9.40	8.65	7.25	5.08
	Mod Durn	8.75	7.76	7.11	6.66	6.31	5.55	4.18
	Principal Window	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34
	Principal # Months	358	358	358	358	358	358	358
I-B3								
Price								
101-16	Yield	6.576	6.548	6.525	6.507	6.491	6.450	6.336
	WAL	14.80	12.03	10.42	9.40	8.65	7.25	5.08
	Mod Durn	8.63	7.66	7.03	6.60	6.25	5.50	4.14
	Principal Window	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34	Mar05 - Dec34
	Principal # Months	358	358	358	358	358	358	358

Collateral Overview:

The Mortgage Loans have the following approximate characteristics based on the scheduled principal balances of the loans as of January 1, 2005, the "Statistical Cut-off Date":

SUMMARY OF THE MORTGAGE LOANS			
Number of Mortgage Loans:	770	W.A. Effective LTV:	70.24%
Aggregate Principal Balance:	$132,149,605	Range:	16.00% - 100.00%
Conforming Principal Balance:	$132,149,605	Index Type:	
Conforming Principal Balance Percent:	100.00%	Fixed:	100.00%
Average Principal Balance:	$171,623	First Liens:	100.00%
Range:	$30,502 - $549,503	Non-Balloon Loans:	100.00%
W.A. Coupon:	7.013%	Property Type:	
Range:	4.750% - 10.625%	Single Family Residence:	55.47%
W.A. Stated Remaining Term:	355 months	2-4 Family:	26.20%
Range:	235 months - 359 months	PUD:	12.20%
W.A. Seasoning:	3 months	Condo:	5.70%
Latest Maturity Date:	12/1/2034	Co-op:	0.43%
State Concentration (>5%):		Occupancy Status:	
New York:	21.11%	Owner-Occupied:	78.69%
Florida:	11.43%	Investment:	18.81%
California:	10.73%	Second Home:	2.50%
Massachusetts:	6.31%	Documentation:	
Connecticut:	4.70%	Reduced/Limited:	30.05%
Interest Only Loans:	17.51%	No Income/No Asset:	25.87%
W.A. Original LTV:	77.08%	No Ratio:	16.49%
Range:	16.00% - 100.00%	Full/Alt:	14.95%
Purpose:		Stated:	12.64%
Purchase:	57.76%	Weighted Average Prepayment Penalty Term:(2)	36 months
Refinance - Cashout:	31.94%	Loans with Prepayment Penalties:	100.00%
Refinance - Rate/Term:	10.30%	Loans with Mortgage Insurance:	22.96%
W.A. FICO Score(1):	691	Loans with Lender Paid Mortgage Insurance:	4.23%

(1) For loans that were scored
(2) For loans with prepayment penalties only

Collateral Stratifications:

Product Type of the Mortgage Loans			
Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed 20 Year	6	$980,617	0.74%
Fixed 25 Year	3	566,138	0.43
Fixed 30 Year	632	107,458,503	81.32
Fixed 30 Year - IO	129	23,144,348	17.51
Total:	**770**	**$132,149,605**	**100.00%**

Principal Balances at Origination of the Mortgage Loans			
Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	18	$811,050	0.61%
50,000.01 - 100,000.00	179	14,188,726	10.71
100,000.01 - 150,000.00	222	27,317,566	20.62
150,000.01 - 200,000.00	112	19,391,713	14.63
200,000.01 - 250,000.00	72	16,353,597	12.34
250,000.01 - 300,000.00	63	17,285,400	13.04
300,000.01 - 350,000.00	60	19,348,950	14.60
350,000.01 - 400,000.00	26	9,782,449	7.38
400,000.01 - 450,000.00	12	5,076,100	3.83
450,000.01 - 500,000.00	3	1,385,550	1.05
500,000.01 - 550,000.00	2	1,014,400	0.77
550,000.01 - 600,000.00	1	552,000	0.42
Total:	**770**	**$132,507,501**	**100.00%**

Collateral Stratifications: (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	18	$808,836	0.61%
50,000.01 - 100,000.00	179	14,150,751	10.71
100,000.01 - 150,000.00	223	27,402,936	20.74
150,000.01 - 200,000.00	111	19,182,454	14.52
200,000.01 - 250,000.00	72	16,297,932	12.33
250,000.01 - 300,000.00	63	17,245,612	13.05
300,000.01 - 350,000.00	60	19,285,745	14.59
350,000.01 - 400,000.00	26	9,766,247	7.39
400,000.01 - 450,000.00	12	5,066,211	3.83
450,000.01 - 500,000.00	3	1,382,362	1.05
500,000.01 - 550,000.00	3	1,560,519	1.18
Total:	**770**	**$132,149,605**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	43	$7,419,725	5.61%
50.01 - 55.00	21	3,951,211	2.99
55.01 - 60.00	23	3,968,549	3.00
60.01 - 65.00	31	5,292,198	4.00
65.01 - 70.00	69	11,995,478	9.08
70.01 - 75.00	52	8,827,995	6.68
75.01 - 80.00	357	58,997,249	44.64
80.01 - 85.00	11	1,611,445	1.22
85.01 - 90.00	59	10,631,024	8.04
90.01 - 95.00	102	19,056,125	14.42
95.01 - 100.00	2	398,608	0.30
Total:	**770**	**$132,149,605**	**100.00%**

Collateral Stratifications: (continued)

Mortgage Rate of the Mortgage Loans			
Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	$1,373,271	1.04%
5.000 - 5.499	20	4,955,457	3.75
5.500 - 5.999	42	9,010,198	6.82
6.000 - 6.499	84	14,471,195	10.95
6.500 - 6.999	182	30,487,144	23.07
7.000 - 7.499	181	30,430,612	23.03
7.500 - 7.999	160	25,771,044	19.50
8.000 - 8.499	66	10,479,084	7.93
8.500 - 8.999	14	2,291,535	1.73
9.000 - 9.499	4	500,798	0.38
9.500 - 9.999	9	1,728,117	1.31
10.000 - 10.499	1	331,950	0.25
10.500 - 10.999	1	319,200	0.24
Total:	**770**	**$132,149,605**	**100.00%**

FICO Score at Origination of the Mortgage Loans			
FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	5	$820,649	0.62%
1 - 580	1	135,934	0.10
581 - 600	4	821,582	0.62
601 - 620	28	4,366,809	3.30
621 - 640	97	16,184,062	12.25
641 - 660	115	18,357,079	13.89
661 - 680	110	19,805,672	14.99
681 - 700	114	18,761,686	14.20
701 - 720	87	17,672,231	13.37
721 - 740	77	13,397,883	10.14
741 - 760	51	8,244,397	6.24
761 - 780	46	7,802,018	5.90
781 - 800	30	5,201,532	3.94
801 - 820	5	578,070	0.44
Total:	**770**	**$132,149,605**	**100.00%**

Collateral Stratifications: (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	107	$27,901,460	21.11%
Florida	114	15,105,440	11.43
California	58	14,183,942	10.73
Massachusetts	34	8,342,814	6.31
Connecticut	37	6,209,678	4.70
Texas	55	6,182,764	4.68
Georgia	41	5,689,033	4.30
Nevada	24	4,822,538	3.65
Pennsylvania	38	4,577,484	3.46
Arizona	27	4,507,242	3.41
Virginia	26	3,924,691	2.97
New Jersey	14	3,823,469	2.89
Ohio	28	3,084,434	2.33
Oregon	17	2,986,149	2.26
Michigan	22	2,303,231	1.74
Tennessee	20	2,240,642	1.70
Maryland	10	1,914,858	1.45
Illinois	11	1,696,294	1.28
Hawaii	6	1,518,869	1.15
Washington	7	1,264,395	0.96
Louisiana	7	1,071,802	0.81
Colorado	6	1,023,816	0.77
Indiana	9	1,000,566	0.76
Rhode Island	6	941,027	0.71
North Carolina	9	918,325	0.69
Missouri	9	886,057	0.67
District of Columbia	3	638,094	0.48
South Carolina	3	572,606	0.43
Minnesota	4	555,822	0.42
New Mexico	3	458,173	0.35
Kentucky	2	367,599	0.28
Wisconsin	3	271,345	0.21
Mississippi	2	255,515	0.19
Utah	2	234,383	0.18
Maine	2	194,823	0.15
Idaho	1	145,364	0.11
New Hampshire	1	138,633	0.10
Montana	1	127,597	0.10
Oklahoma	1	68,632	0.05
Total:	**770**	**$132,149,605**	**100.00%**

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your Nomura account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications: (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	570	$103,990,267	78.69%
Investor	175	24,854,404	18.81
2nd Home	25	3,304,934	2.50
Total:	**770**	**$132,149,605**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Reduced/Limited	240	$39,707,969	30.05%
NINA	215	34,187,427	25.87
No Ratio	111	21,791,762	16.49
Full/Alt	126	19,757,907	14.95
Stated	78	16,704,540	12.64
Total:	**770**	**$132,149,605**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	456	$76,324,270	57.76%
Refi - Cash Out	232	42,214,355	31.94
Refi - Rate/Term	82	13,610,981	10.30
Total:	**770**	**$132,149,605**	**100.00%**

Collateral Stratifications: (continued)

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	470	$73,296,996	55.47%
2-4 Family	142	34,627,363	26.20
PUD	101	16,124,843	12.20
Condo	53	7,537,365	5.70
Co-op	4	563,037	0.43
Total:	**770**	**$132,149,605**	**100.00%**

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6	3	$424,166	0.32%
12	119	25,492,125	19.29
24	84	13,505,452	10.22
36	380	60,609,645	45.86
48	1	136,786	0.10
60	183	31,981,432	24.20
Total:	**770**	**$132,149,605**	**100.00%**